SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.     )

Micrel, Incorporated

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value

(Title of Class of Securities)

594793101

(CUSIP Number of Class of Securities (Underlying Common Stock))

Raymond D. Zinn

President and Chief Executive Officer

2180 Fortune Drive

San Jose, California 95131

(408) 944-0800

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Patrick A. Pohlen, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On April 13, 2009, Micrel, Incorporated (“Micrel” or the “Company”) filed with the Securities and Exchange Commission its Notice of Annual Meeting of Shareholders and Proxy Statement for the Annual Meeting of Shareholders of the Company to be held on May 21, 2009 (the “Proxy Statement”), which contains a proposal submitted to the Company’s shareholders to approve a one-time stock option exchange program for employees other than the Company’s named executive officers and directors (the “Option Exchange Program”). The Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The proposed Option Exchange Program will only be commenced, if at all, if the Company’s shareholders approve the proposed Option Exchange Program.

The Option Exchange Program has not yet commenced. Micrel will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

Micrel shareholders and option holders will be able to obtain the written materials described above and other documents filed by Micrel with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Micrel with the SEC by directing a written request to: Micrel, Incorporated, 2180 Fortune Drive, San Jose, California 95131, Attention: Secretary.

Item 12. Exhibits.

Exhibit Number	Description
99.1	Notice of Annual Meeting of Shareholders and Proxy Statement for the Annual Meeting of Shareholders (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2009).